# HIMCO Distribution Services Company
## (An Ultimate Subsidiary of Hartford Financial Services Group, Inc.)

## (S.E.C. I.D. No. 8-17719)

Financial Statements as of and for the Year Ended
December 31, 2016, Supplemental Schedules as of
December 31, 2016, and Report of Independent
Registered Public Accounting Firm

Filed Pursuant to Rule 17a-5(e)(3) under the Securities Exchange
Act of 1934 as a PUBLIC DOCUMENT.

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

**ANNUAL AUDITED REPORT
FORM X-17A-5
PART III**

| SEC FILE NUMBER |
| --- |
| 8-17719 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING     01/01/2016     AND ENDING     12/31/2016
                                                   MM/DD/YY                              MM/DD/YY

**A.  REGISTRANT IDENTIFICATION**

NAME OF BROKER - DEALER:
HIMCO Distribution Services Company

| OFFICIAL USE ONLY |
| --- |
| _____ |
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:  (Do not use P.O. Box No.)

One Hartford Plaza
(No. and Street)

Hartford              Connecticut                            06155
      (City)                     (State)                            (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Diana Benken                                        (860) 547-3224
                                                (Area Code - Telephone No.)

**B.  ACCOUNTANT IDENTIFICATION**

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

185 Asylum Street 33rd Floor       Hartford                      Connecticut              06103
    (Address)                (City)                      (State)                  (Zip Code)

**CHECK ONE:**

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

**FOR OFFICIAL USE ONLY**

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption.  See section 240.17a-5(e)(2).SEC 1410 (06-02)*

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

# AFFIRMATION

I, Diana Benken, affirm that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of HIMCO Distribution Services Company, as of and for the year ended December 31, 2016, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

_____
Signature

Controller
_____
Title

_____
Notary Public

# HIMCO DISTRIBUTION SERVICES COMPANY
## (An Ultimate Subsidiary of Hartford Financial Services Group, Inc.)

## TABLE OF CONTENTS

**This report ** contains (check all applicable boxes):** **Page**

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



**Deloitte & Touche LLP**
City Place I, 33rd Floor
185 Asylum Street
Hartford, CT 06103-3402
USA

Tel: +1 860 725 3000
Fax: +1 860 725 3500
www.deloitte.com

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
HIMCO Distribution Services Company

We have audited the accompanying statement of financial condition of HIMCO Distribution Services Company (the "Company") as of December 31, 2016, and the related statement of operations, cash flows, and changes in stockholder's equity for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of HIMCO Distribution Services Company as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedules (g, h, and i) listed in the accompanying table of contents have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental schedules are the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

*Deloitte & Touche LLP*

February 27, 2017

# HIMCO DISTRIBUTION SERVICES COMPANY

## (An Ultimate Subsidiary of Hartford Financial Services Group, Inc.)

**STATEMENT OF FINANCIAL CONDITION**
**DECEMBER 31, 2016**

### ASSETS

| | | |
|---|---|---:|
| Cash | $ | 3,357,177 |
| Mutual fund revenue receivable | | 321,669 |
| Prepaid assets | | 31,814 |
| Due from affiliate | | 42,606 |
| Income tax receivable from affiliate | | 8,281 |
| Deferred income tax asset | | 1,980 |
| TOTAL ASSETS | $ | 3,763,527 |

### LIABILITIES AND STOCKHOLDER'S EQUITY

| | | |
|---|---|---:|
| LIABILITIES: | | |
| Due to affiliates | $ | 1,055,731 |
| Accrued liabilities | | 26,570 |
| Total liabilities | | 1,082,301 |
| STOCKHOLDER'S EQUITY: | | |
| Common stock, $100 par value; 250 shares authorized and outstanding | | 25,000 |
| Additional paid-in capital | | 2,005,000 |
| Retained earnings | | 651,226 |
| Total stockholder's equity | | 2,681,226 |
| TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY | $ | 3,763,527 |

See notes to financial statements.

# HIMCO DISTRIBUTION SERVICES COMPANY

## (An Ultimate Subsidiary of Hartford Financial Services Group, Inc.)

**STATEMENT OF OPERATIONS**
**YEAR ENDED DECEMBER 31, 2016**

| | | |
|---|---|---:|
| REVENUES: | | |
| Mutual fund revenue | $ | 3,920,943 |
| Other revenue | | 560,094 |
| Total revenues | | 4,481,037 |
| EXPENSES: | | |
| Distribution expense | | 3,920,943 |
| Other expense | | 692,340 |
| Total expenses | | 4,613,283 |
| LOSS BEFORE INCOME TAX BENEFIT | | (132,246) |
| INCOME TAX BENEFIT | | 46,286 |
| NET LOSS | $ | (85,960) |

See notes to financial statements.

# HIMCO DISTRIBUTION SERVICES COMPANY
**(An Ultimate Subsidiary of Hartford Financial Services Group, Inc.)**

**STATEMENT OF CASH FLOWS**
**YEAR ENDED DECEMBER 31, 2016**

| | | |
|---|---:|---:|
| CASH FLOWS FROM OPERATING ACTIVITIES: | | |
| Net loss | $ | (85,960) |
| Adjustments to reconcile net loss to net cash used in operating activities: | | |
| Deferred income tax provision | | 465 |
| Changes in operating assets and liabilities: | | |
| Decrease in mutual fund revenue receivable | | 41,222 |
| Decrease in prepaid assets | | 7,043 |
| Decrease in due from affiliate | | 32,335 |
| Decrease in income tax receivable from affiliate | | 9,535 |
| Increase in accrued liabilities | | 2,836 |
| Decrease in due to affiliates | | (188,479) |
| | | |
| Net cash used in operating activities | | (181,003) |
| NET DECREASE IN CASH | | (181,003) |
| CASH, Beginning of year | | 3,538,180 |
| CASH, End of year | $ | 3,357,177 |
| | | |
| Supplemental cash flow disclosures: | | |
| Income tax refunds from affiliate | $ | 59,141 |
| Income tax payments to affiliate | $ | (2,855) |

See notes to financial statements.

# HIMCO DISTRIBUTION SERVICES COMPANY
## (An Ultimate Subsidiary of Hartford Financial Services Group, Inc.)

### STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
### YEAR ENDED DECEMBER 31, 2016

|  | Common Stock | Additional Paid-in Capital | Retained Earnings | Total Stockholder's Equity |
|---|---|---|---|---|
| BALANCE, DECEMBER 31, 2015 | $ 25,000 | $ 2,005,000 | $ 737,186 | $ 2,767,186 |
| Net loss | - | - | (85,960) | (85,960) |
| BALANCE, DECEMBER 31, 2016 | $ 25,000 | $ 2,005,000 | $ 651,226 | $ 2,681,226 |

See notes to financial statements.

**HIMCO DISTRIBUTION SERVICES COMPANY**
**(An Ultimate Subsidiary of Hartford Financial Services Group, Inc.)**

**NOTES TO FINANCIAL STATEMENTS**
**YEAR ENDED DECEMBER 31, 2016**

1.  **ORGANIZATION AND DESCRIPTION OF BUSINESS**

    HIMCO Distribution Services Company (the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly owned subsidiary of Hartford Financial Services, LLC, which is an indirect subsidiary of Hartford Life, Inc. (the "Parent"). Hartford Life, Inc. is ultimately owned by The Hartford Financial Services Group, Inc. ("The Hartford").

    The Company serves as the underwriter and distributor of funds (the "HVIT Funds") for a related party, HIMCO Variable Insurance Trust (the "Trust").

2.  **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

    *Basis of Presentation and Use of Accounting Estimates* – The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the financial statements and related disclosures. The financial statements contain no material estimates.

    *Cash* – Cash represents amounts on deposit in a commercial bank account.

    *Prepaid Assets* – The Company deposits funds into accounts at FINRA. Regulatory expenses of the Company are drawn by FINRA directly from these accounts when incurred. Prepaid assets represent the remaining balance held in these accounts.

    *Mutual Fund Revenue* - The Company, in accordance with Rule 12b-1 of the Investment Company Act of 1940, receives 12b-1 fees from the HVIT Funds for activities intended to result in the sale and distribution of shares of the mutual funds. The Company accrues 12b-1 fees at a rate in accordance with the mutual fund selling agreements, based on average daily net assets.

    *Distribution Expense* – Distribution expense is accrued monthly based upon the terms in the individual participation and services agreements.

    *Fair Value of Financial Instruments* – Financial instruments, which include cash, receivables, and payables, approximate their fair values because of the short-term maturities of these assets and liabilities.

    *Income Tax* – See Note 4.

    *New Accounting Pronouncements -* The Financial Accounting Standards Board issued updated guidance for recognizing revenue. Revenue is to be recognized when, or as, goods or services are transferred to customers in an amount that reflects the consideration that an entity is expected to be entitled in exchange for those goods or services, and this accounting guidance is similar to current accounting for many transactions. This guidance is effective retrospectively on January 1, 2018, with a choice of restating prior periods or recognizing a cumulative effect for contracts in place as of the

adoption. Early adoption is permitted as of January 1, 2017. The Company will adopt on January 1, 2018 and has not yet estimated the effect of the adoption on the Company's Financial Statements.

## 3.  RELATED-PARTY TRANSACTIONS

The Company recorded revenues from the HVIT Funds in the amount of $3,920,943 for the year ended December 31, 2016. This revenue is reported as mutual fund revenue.

Pursuant to an underwriting agreement, the Company received reimbursement from an affiliate for certain expenses incurred as the underwriter and distributor of the HVIT Funds. For the year ended December 31, 2016, the total expense reimbursement was $560,094, which is included in other revenue.

For the year ended December 31, 2016, the Company was allocated $504,131 by its affiliate, Hartford Life and Accident, for general and administrative expenses which are included in other expenses.

Management believes intercompany transactions are calculated on a reasonable basis, however, these transactions may not necessarily be indicative of the terms that would be incurred if the Company operated on a standalone basis.

## 4.  FEDERAL INCOME TAXES

The Company and its Parent are parties to a tax sharing agreement under which each member in the consolidated U.S. Federal income tax return will make payments between them such that, with respect to any period, the amount of taxes to be paid by the Company, subject to certain tax adjustments, generally will be determined as though the Company were filing a separate Federal income tax return except that current credit for net losses will accrue to the Company to the extent the losses provide a benefit in the consolidated return. Under this method, the Company's deferred tax assets are considered realized by the Company so long as the consolidated group is able to recognize the related deferred tax asset attribute.

Income tax expense/(benefit) for the year ended December 31, 2016 is comprised of the following components:

| | | |
|---|---|---|
| Current - U.S. Federal Income Tax Benefit | $ | (46,751) |
| Deferred - U.S. Federal Income Tax Expense | | 465 |
| Total Income Tax Benefit | $ | (46,286) |

The Company recognizes taxes payable or refundable for the current year and deferred taxes for the tax consequences of differences between financial reporting and tax basis of assets and liabilities. Deferred tax assets are measured using enacted tax rates expected to apply to taxable income in the years the temporary differences are expected to reverse.

The components of deferred income tax asset at December 31, 2016 are as follows:

| | | |
|---|---|---:|
| Net operating loss carryforward | $ | 1,824 |
| Foreign tax credit | | 156 |
| Total | $ | 1,980 |

In management's judgment, the deferred income tax asset will more likely than not be realized. Accordingly, no valuation allowance has been recorded.

At December 31, 2016, there was no unrecognized tax benefit: 1) that if recognized would affect the effective tax rate and 2) that is reasonably possible of significantly increasing or decreasing within the next 12 months.

The Hartford is no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations for years prior to 2011. The federal audit of the years 2012 and 2013 began in March 2015 and is expected to be completed in 2017. Management believes that adequate provision has been made in the financial statements for any potential adjustments that may result from tax examinations and other tax-related matters for all open tax years.

## 5. NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer, is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires that the Company maintain minimum net capital equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness, as defined. At December 31, 2016, the Company had net capital of $2,274,876, which was $2,202,723 in excess of its required net capital of $72,153. The Company's net capital ratio was 0.48 to 1.

## 6. CONTINGENT LIABILITIES

In the normal course of business, the Company may be named as a defendant in various lawsuits and may be involved in certain investigations and proceedings. Some of these matters may involve claims of substantial amounts. Management evaluates each contingent matter separately. A loss is recorded if probable and reasonably estimable. Management establishes reserves for these contingencies at its "best estimate", or, if no one number within the range of possible losses is more probable than any other, the Company records an estimated reserve at the low end of the range of losses. At December 31, 2016, management believes that the ultimate liability, if any, with respect to such normal course litigation, is not material to the financial condition, results of operations or cash flows of the Company.

## 7. SUBSEQUENT EVENTS

The Company evaluated subsequent events through the date the financial statements were issued and identified no events that should be disclosed in the notes to the financial statements.

\*  \*  \*  \*  \*  \*

# HIMCO DISTRIBUTION SERVICES COMPANY
**(An Ultimate Subsidiary of Hartford Financial Services Group, Inc.)**

**Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1
under the Securities Exchange Act of 1934
December 31, 2016**

| | |
|---|---|
| STOCKHOLDER'S EQUITY | $ 2,681,226 |
| LESS NONALLOWABLE ASSETS – Prepaid and other assets | (406,350) |
| NET CAPITAL | 2,274,876 |
| MINIMUM NET CAPITAL REQUIRED TO BE MAINTAINED (GREATER OF $5,000 OR 6 2/3% OF AGGREGATE INDEBTEDNESS OF $1,082,301) | 72,153 |
| NET CAPITAL IN EXCESS OF REQUIREMENT | $ 2,202,723 |
| RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL | 0.48:1 |

NOTE:  No material differences exist between the computation of net capital above and that included in the Company's unaudited December 31, 2016 quarterly Focus Part II A report filed on January 19, 2017.

## HIMCO DISTRIBUTION SERVICES COMPANY
**(An Ultimate Subsidiary of Hartford Financial Services Group, Inc.)**

**Computation for Determination of Reserve Requirements for Brokers and Dealers and Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934**
**December 31, 2016**

EXEMPTION UNDER SECTION (k)(1) IS CLAIMED:

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 (the "Rule"), in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(1) of the Rule.



**Deloitte & Touche LLP**
City Place I, 33rd Floor
185 Asylum Street
Hartford, CT 06103-3402
USA

Tel: +1 860 725 3000
Fax: +1 860 725 3500
www.deloitte.com

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
HIMCO Distribution Services Company

We have reviewed management's statements, included in the accompanying Report Describing the Broker-Dealer's Compliance with the Exemption Provisions of Section k of SEC Rule 15c3-3, in which (1) HIMCO Distribution Services Company (the "Company") identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: paragraph (k)(1), (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the year ended December 31, 2016 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

*Deloitte & Touche LLP*

February 27, 2017

# Report Describing the Broker Dealer's Compliance with the Exemption Provisions of Section k of SEC Rule 15c3-3

HIMCO Distribution Services Company (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the provisions of 17 C.F.R. § 240.15c3-3 (k)(1).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(1) throughout the most recent fiscal year without exception.

HIMCO Distribution Services Company

I, Diana Benken, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: *[signature: Diana K. Benken]*

Title: Controller

February 27, 2017